November 16, 2017

Mr. Kevin Kuhar, Accounting Branch Chief, Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re: VOXX International Corporation
Form 10-K for the Fiscal Year Ended February 28, 2017
Filed May 15, 2017
File No. 001-09532

Dear Mr. Kuhar:
We are pleased to respond to the comments included in your letter received on November 1, 2017 regarding our most recently filed Form 10-K for the Fiscal Year ended February 28, 2017, as indicated above. For your convenience, each of your comments is repeated below followed by our response.
Form 10-K for the Fiscal Year Ended February 28, 2017
General

SEC Comment:

1.
On page 9, you list the automobile manufacturers to which you sell products. We are aware of publicly available information indicating that some of the automobile manufacturers you have identified sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about any contact with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contact with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products, technology, and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:
The Company respectfully acknowledges the Staff's comment. We are aware that Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. The Company takes seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining compliance with applicable export control and economic sanctions laws and regulations. We respectfully advise the Staff that to the best of its knowledge, the Company has not provided any products, services, information or technology to Sudan or Syria, nor does the Company have any agreements, arrangements or other such contacts with the governments of Sudan or Syria or entities those countries control either directly or indirectly. The Company has no operations, subsidiaries, assets, offices or employees in Sudan or Syria. Further, to the best of our knowledge, we are not aware of any past, current, or anticipated contacts with Sudan or Syria, whether directly or indirectly, through our subsidiaries, affiliates, joint ventures, customers or other direct or indirect arrangements. As described in the Form 10-K, the Company sells products to original equipment manufacturers, or OEMs. These products are incorporated into our OEM customers' end products; however, our OEM customers do not inform us of their specific customers or the end use destination of their end products.

SEC Comment:

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact on corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:
As more fully set forth in the response above, the Company is not aware of any direct or indirect, past, current or anticipated contacts with Sudan or Syria or entities that the governments of these countries control. Accordingly, to the best of the Company's knowledge, it has not generated any revenues, assets, or liabilities associated with the governments of Sudan or Syria, or with entities controlled by the governments of Sudan or Syria and targeted by U.S. sanctions applicable to Sudan or Syria. We do not believe the Company's investors face a material risk, in either qualitative or quantitative terms, related to corporate activities involving Sudan or Syria, as the Company has no knowledge of any such contacts or activities. Similarly, we do not believe the Company faces a material risk with regard to investor sentiment directed toward companies that have operations associated with Sudan and Syria, as the Company has no knowledge of any such operations.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 35

SEC Comment:

3.
We noted from page 89 that as of February 28, 2017 your cumulative and undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested overseas were approximately $54.7 million, an increase of approximately $39.1 million from the prior year-end, although Fiscal 2017 income before income taxes from your foreign operations only amounted to $9.5 million. Please address the following:

•
Describe the circumstances that led to the increase in your cumulative undistributed earnings of foreign subsidiaries during Fiscal 2017 and tell us the factors you considered persuasive in concluding that the undistributed earnings of your foreign subsidiaries were indefinitely reinvested. Refer to ASC 740-30-25-17.

Response:
The Company respectfully acknowledges the Staff's comment. We inadvertently excluded the cumulative undistributed earnings of our second tier German subsidiaries domiciled in the same country as our first tier German subsidiaries from the Fiscal 2016 disclosure. Had the fiscal 2016 disclosure been prepared on the same basis as the 2017 disclosure, the change in the cumulative undistributed earnings would have been an increase of $6.7 million. This increase is the result of current year foreign earnings from these subsidiaries and the impact of foreign currency translation.

As noted in ASC 740-30-25-17, “experience of the entities and definite future programs of operations and remittances are examples of the types of evidence required to substantiate the parent entity’s representation of indefinite postponement of remittances from a subsidiary.” As of February 28, 2017, the factors we considered persuasive in concluding that the undistributed earnings of certain of our foreign subsidiaries were indefinitely reinvested are as follows:

•	Our budgets and forecasts, for both the parent entity and our German subsidiaries, reflect the continued reinvestment of our undistributed earnings.

•
Long-term and short-term financial requirements of the parent did not require that any undistributed earnings of the German subsidiaries be remitted to the parent. Specifically, in addition to access to capital markets, we have a domestic credit facility that does not expire until April 2021. Our domestic cash flow projection indicated that the anticipated additional net cash used is less than the availability under our domestic credit facility. Further, projected working capital needs and other capital needs of our German subsidiaries require earnings to remain invested. Additionally, certain of the German subsidiaries have third party debt requirements and intercompany debt service requirements.

•
The parent company had no history of dividends from its German foreign subsidiaries in the past ten years. Our history reflected continued reinvestment of undistributed earnings in our German subsidiaries, as well as additional capital being invested from the parent company. This is evidenced by several foreign acquisitions in Germany. Additionally, certain of our foreign subsidiaries owe the parent company intercompany loans. As a result of these intercompany loans, excess capital at these foreign subsidiaries, if any, would be used to repay the parent company the amounts owed and any related interest expense.

Based on consideration of these factors, we concluded as of February 28, 2017, that we had persuasive evidence to conclude that we had the intent and ability to indefinitely reinvest the cumulative undistributed earnings of our German subsidiaries.

•
Revise future filings to disclose the amount of cash and cash equivalents held by foreign subsidiaries and quantify any amounts that would not be available for use in the United States without incurring U.S. income taxes.

Response:
In footnote 1(d) of the Company's Form 10-K for the year ended February 28, 2017, the Company included a disclosure indicating that cash amounts of $7,122 were held in foreign bank accounts as of February 28, 2017. The Company acknowledges we did not quantify amounts that would not be available for use in the United States without incurring U.S. income taxes. However, U.S. income taxes applicable to the funds held by foreign subsidiaries would not have been material at February 28, 2017. The Company had substantial U.S. net operating losses and credits available to reduce any incremental U.S. taxable income or tax liability. In addition, the Company has the ability to remit cash to the U.S. by repayment of intercompany loans without tax consequence. In future filings, the Company will continue to disclose this amount, and will also quantify any amounts that would not be available for use in the United States without incurring U.S. income taxes to the extent it is material to the Company.

•
Provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of indefinitely reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

Response:
We believe that adequate cash will be provided to fund our U.S. operations by our current level of operations and availability under our credit facility, and that our policy to indefinitely reinvest earnings outside of the United States does not impact this assessment. In the future, the Company will provide, to the extent applicable and material to the Company, a discussion of any known trends, demands or uncertainties relating to liquidity as a result of the Company's policy to indefinitely reinvest earnings outside the United States.

In connection with your review of the Company’s filings on Form 10-K for the Fiscal Year Ended February 28, 2017, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filing, notwithstanding any review, comments, actions or absence of action by the SEC staff.
If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,
/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and Chief Financial Officer